This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

October 12, 2005

Item 3: Press Release

A Press release dated and issued October 12, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. is pleased to announce that it has signed a Letter of Intent with Northwestern Minerals Inc. (TSX.V – NWT), on CanAlaska’s 100%-owned Waterbury Project in Saskatchewan’s Athabasca Basin.

Item 5: Full Description of Material Change

October 12, 2005, Vancouver, BC – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to announce that it has signed a Letter of Intent with Northwestern Minerals Inc. (TSX.V – NWT), on CanAlaska’s 100%-owned Waterbury Project in Saskatchewan’s Athabasca Basin.

The Waterbury Project is comprised of nine mineral claims for a total of 30,683 acres (12,417 hectares) in Saskatchewan’s highly prospective eastern Athabasca Basin.  The region hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world, and production from the Athabasca Basin accounts for over 30% of the world’s supply of uranium.  The Waterbury Project is near several known unconformity-type deposits, and two major fault systems, associated with major uranium deposits, underlie the project area.

Under the terms of the Agreement, CanAlaska will receive from Northwestern payment of C$150,000 and issuance of 300,000 shares, in stages commencing on or before the Execution Date of the Agreement, and Northwestern further commits to C$2 million in expenditures on the claims, in exchange for Northwestern receiving a 50% interest in the Project.  CanAlaska will also receive a 3% net smelter royalty.  Within 90 days of the Acquisition Date, Northwestern may elect to acquire an additional 10% interest by expending an additional $2 million on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for 60% interest, Northwestern may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to CanAlaska 200,000 additional common shares, and expending a minimum of C$500,000 per year on the Project.  CanAlaska will act as operator of the property until Northwestern has a vested 60% interest, at which time Northwestern may become the operator.  The Agreement is subject to regulatory approval.

The Waterbury Project is one of 16 Projects in the Athabasca Basin owned by CanAlaska.  Since September 2004, the Company has aggressively staked one of the largest land positions in the region, currently owning over 1,650,000 acres.  CanAlaska has been engaged in exploring its properties and is analyzing data collected during its recently completed summer 2005 exploration program.  Peter Dasler, President of CanAlaska, has noted that “the Company has identified and acquired properties that are well located and have considerable potential.  The results of our initial airborne and ground surveys have produced targets which support this potential.”  Management believes CanAlaska is well positioned in what has become the largest expansion in uranium exploration since the 1970s.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

       October 12, 2005

Date

“Taryn Downing”

_______________________________

Signature of authorized signatory

       Taryn Downing________________

Print name of signatory

       Corporate Secretary_____________

Official capacity